FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 3 November 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

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Form 6-K if submitted  solely to provide an attached  annual  report to security
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Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

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Form 6-K if submitted to furnish a report or other  document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Press Release




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  3 November 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Press Release


GOOD RESULTS IMPACTED BY DISRUPTION





-    Disruption costs GBP100 million

- Operating profit of GBP240 million before BA Connect write-down of GBP106 million

-    Operating profit of GBP134 million

-    Pre-tax profit of GBP176 million

-    Revenue up 4.9 per cent

-    Agreement in principle to sell BA Connect


British Airways today announced its second quarter results ended September 30, 2006 including a one-off write down of the group's investment in its regional subsidiary BA Connect of GBP106 million.

This resulted in an operating  profit of GBP134  million for the quarter  (2005:
GBP261 million) and GBP345 million (2005: GBP437 million) for the half year giving an operating margin of 5.8 per cent and 7.5 per cent respectively. The pre-tax profit was GBP176 million for the three months (2005: GBP241 million) and GBP371 million for the half year (2005: GBP365 million).

Excluding the BA Connect write-down, the operating profit for the quarter was GBP240 million and GBP451 million for the half year giving an operating margin of 10.4 per cent and 9.7 per cent respectively. The pre-tax profit was GBP282 million for the quarter and GBP477 million for the half year.

Willie Walsh, British Airways' chief executive, said: "Given the significant impact of the security disruptions, estimated at a cost of some GBP100 million, these are good results. Despite the extremely difficult operational environment, we have delivered improved revenue.

"As part of our continued efforts to improve the profitability of shorthaul we have today announced that we have reached agreement in principle to sell the regional business of BA Connect to Flybe. Point to point regional operations are not a strategic part of our business and we believe that such activities are better undertaken by a regional low cost airline.*

"Our focus on costs is working and has helped offset the revenue impact of recent weeks. Fuel costs in the quarter increased by nearly a third. Underlying unit costs, excluding the BA Connect write-down and fuel, were down 1.1 per cent. Costs will continue to be our focus as we work towards achieving a 10 per cent operating margin.

"This is an exciting time for our customers with the rollout of our next generation Club World flat bed later this month. We are also enhancing ba.com to make it easier for our customers to book and get information about their travel plans. It was an invaluable tool during the disruption in August because it gave hundreds of thousands of our customers quick and easy access to the very latest news.

"As we have previously announced we have taken the first steps in the process towards expanding and renewing our fleet with the launch of a competition between aircraft and engine manufacturers. However, we must first tackle the GBP2.1 billion deficit in the New Airways Pension Scheme (NAPS). Negotiations are progressing with the trustees and we continue to consult with our trade unions. I remain confident that we will resolve this issue."

Martin Broughton, British Airways' chairman, said: "Overall market conditions are broadly unchanged. Longhaul premium transfer and shorthaul premium traffic, although recovering, continue to be affected by the tighter security arrangements currently in place. As a result, total revenue is now expected to be 4.5 per cent to 5 per cent higher than last year, down half a per cent from our previous guidance.

"We expect that total costs, excluding fuel, will be flat compared to last year. Total fuel costs net of hedging for the year are expected to be some GBP400 million higher than last year, based on current prices and sterling dollar exchange rates."

"We welcome the governments announcement yesterday on the re-introduction of liquids in cabin baggage which brings the UK into line with the rest of the EU. We will continue to support the BAA as they work to improve the customer experience across London's airports."

Group turnover for the second quarter was GBP2,313 million (2005: GBP2,205 million), 4.9 per cent up on a flying programme 1.5 per cent up, measured in available tonne kilometres (ATKs). Traffic volumes, measured in revenue passenger kilometres (RPKs), were up 3.6 per cent. Seat factor was up 0.1 points at 79.7 per cent on capacity 3.4 per cent higher in available seat kilometres
(ASKs). Yield measured in pence per RPK was up 2.2 per cent.

Reported unit costs increased by 10.5 per cent on the same period last year. Unit costs excluding the BA Connect write down and fuel, were down 1.1 per cent on capacity 1.5 per cent higher in ATKs.

Fuel costs increased by 30.2 per cent to GBP534 million due to the increase in fuel prices. Employee costs were up 1.4 per cent due to increased pension costs partially offset by management headcount reductions.

Operating cashflow for the six months was GBP439 million (2005: GBP530 million). Including current interest bearing deposits, the cash position at September 30, 2006 was GBP2,633 million, up GBP193 million compared with March 31, 2006. Net debt was GBP1,125 million, down by GBP516 million since the start of the year.

The board has decided that no interim dividend will be paid.

                                      ends


November 3, 2006
                              111/KG/06

Note to Editors:

* See separate release on BA Connect.

British Airways' presentation to city analysts can be accessed via the internet www.bashares.com at 9am. A webcast of British Airways' conference call to city analysts can also be accessed via the internet www.bashares.com at 2pm.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.

The estimated cost of the new security measures introduced in August reflects the direct cost of the measures and the estimated revenue impacts, both direct and indirect. The estimate of GBP100 million is based on assumptions the company considers reasonable, but are judgemental.